UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CHURCH & DWIGHT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	1-10585	13-4996950
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Charles Ewing Boulevard, Ewing, NJ	08628
(Address of Principal Executive Offices)	(Zip Code)

Matthew T. Farrell

Executive Vice President, Finance and Chief Financial Officer

(609) 806-1200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Church & Dwight Co., Inc. (the “Company”) has determined that certain minerals of the type classified as “conflict minerals” (as defined in Section 1502(e)(4) of the Securities and Exchange Act of 1934, as amended) are necessary to the functionality and/or production of certain products manufactured or contracted to be manufactured by the Company in 2013. Consequently, the Company conducted a reasonable country of origin inquiry regarding such minerals, reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or were from recycled or scrap sources. Based on its inquiry, the Company has determined that, with respect to the conflict minerals necessary to the functionality and/or production of its products, the Company believes that the minerals either: (a) came from recycled or scrap sources, or (b) did not originate in the Covered Countries.

The Company structured its reasonable country of origin inquiry as a two-pronged inquiry, consisting of a broader, vendor-centric inquiry and a narrower, product-centric inquiry. As part of its vendor-centric inquiry, the Company requested that all of its finished product and component material vendors and manufacturers (collectively, “Suppliers”) complete a survey modeled after the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (and sanctioned by the Securities and Exchange Commission), inquiring whether the products and/or materials provided to the Company by such Suppliers contained any conflict minerals, and, if so, whether such conflict minerals may have originated in the Covered Countries, or may not have been from recycled or scrap sources. The Company supplemented the survey with supplier information derived from alternate sources, including, but not limited to, e-mail and telephone communications and publicly available disclosures. In addition, as part of its product-centric inquiry, the Company conducted an internal investigation to determine which of its products contain conflict minerals. After having identified such products, the Company requested that the relevant Suppliers provide certifications confirming in writing that, if used, such conflict minerals either (a) came from recycled or scrap sources, or (b) did not originate in the Covered Countries.

Information regarding the Company’s reasonable country of origin inquiry and policy with regard to Conflict Minerals is available at http://www.churchdwight.com/company/our-values-and-vision/corporate-responsibility.aspx. The website and the information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHURCH & DWIGHT CO., INC.

Date: June 2, 2014	By:	/s/ Matthew T. Farrell
	Name:	Matthew T. Farrell
	Title:	Executive Vice President, Finance and Chief Financial Officer